pheilmann@gibsondunn.com
August 16, 2006

(415) 393-8236	C 19864-00002

(415) 374-8450
VIA FEDERAL EXPRESS AND EDGAR
Mr. Michael A. Moran
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	California Water Service Group’s Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the quarter ended March 31, 2006 File No. 001-13883
Dear Mr. Moran:
     On behalf of California Water Service Group (the “Company”), this responds to your letter dated August 10, 2006, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006 (together, the “Filings”). The responses were prepared by the Company with our assistance.
     For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.

United States Securities and Exchange Commission
August 16, 2006

Form 10-K for Fiscal Year Ended December 31, 2005; Exhibit 13.1 Annual Report; Management’s Discussion and Analysis of Results of Operations and Financial Condition
Liquidity and Capital Resources
1.      In future filings please provide discussion of your operating cash flows. Refer to Item 303 of Regulation S-K.
The Company will revise future filings to provide the discussion requested in this Comment No. 1.
Contractual Obligations
2.      Please revise your contractual obligations table in future filings to include estimated interest payments on your debt and estimated pension and other postretirement plan payments. Because the table is aimed at increasing transparency of cash flow, we believe these items should be included in the table. In you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.
The Company will revise future filings to include the information requested in this Comment No. 2.
Financial Statements; Consolidated Statements of Income
3.	With reference to authoritative literature please tell us why your presentation of “Income taxes” as a component of operating income is appropriate. We note income taxes are not included in non-regulated income, net. Please tell us if the income tax impact of “Non-regulated income, net” is included in the “Income taxes” line item and if so, why you deem the presentation appropriate.

The Company includes “income taxes” as a component of operating income. Operating income is derived primarily from the Company’s regulated operations, and income taxes on regulated operations are a recoverable cost in the Company’s ratemaking process. Regulated companies are generally permitted to pass through to customers the amount of income tax expenses associated with regulated operations through billable rates for regulated products or services.

United States Securities and Exchange Commission
August 16, 2006

Inclusion of “income taxes” related to our regulated operations as a component of our operating income is in accordance with the Uniform System of Accounts for Class A water companies, PUC Uniform Systems of Accounts Decision No. 50185 (AD No. 50185). AD No. 50185 provides that utility operating income shall include the amount of taxes properly chargeable to utility operations.

In its previous filings, the line item “income taxes” also included income taxes from our non-regulated operations. In future filings, the Company will change this presentation to include income taxes in two income statement line items as follows:
•	the existing line item under Operating Expenses will only include income taxes related to regulated and similar operations; and

•	a new line item will be added under Other Income and Expenses for income taxes related to the Company’s non-regulated operations.
Please also see our response to Comment No. 4 below.

4.	In future filings, please revise your net presentation of non-regulated income and expenses on one line item outside of operating income to a gross presentation. In this regard, we reviewed your response letter dated July 3, 2003 regarding your fiscal 2002 Form 10-K. In the letter you stated that your decision to present the non-regulated income and expenses as such was based on the insignificance of the individual components to your total operations. You did not consider gross presentation significant as each item was less than 3% of your revenue, operating expenses and net operating income. Fiscal 2005 non-regulated income is 7.15% of net operating income. Please show us what your disclosure will look like revised in future filings.

In future filings the Company will revise its presentation of non-regulated income and expenses in accordance with Comment 4.

United States Securities and Exchange Commission
August 16, 2006

Below is an example of what the Company’s Other Income and Expense portion of the income statement will look like in future filings:

Other Income and Expenses:
Non regulated Income	xxx
Non regulated Expense	(xxx)
Gain on sale on non-utility property	xxx

Other income (expense)	xxx

Income taxes on other income (expense)	(xxx)

xxx
Controls and Procedures
5.	Please revise your future disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosures in this filing and in your Form 10-Q for the quarterly period ended March 31, 2006 do not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-K and Form 10-Q accordingly.

The Company confirms that its disclosures regarding the effectiveness of its disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures. The Company will revise its future filings to include the information requested in Comment No. 5.

6.	You disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. As they are designed as such, your principal executive and financial officers should say, if true, that they are effective at the “reasonable assurance” level. Please revise in future filings. Please also confirm that your disclosure controls and procedures were effective at the reasonable assurance level, or otherwise amend this Form 10-K accordingly.

United States Securities and Exchange Commission
August 16, 2006

The Company confirms that its disclosure controls and procedures were effective at the reasonable assurance level. The Company will revise future filings to include the information requested in Comment No. 6.
Exhibits 31.1 and 31.2
7.	Please confirm that the inclusion of your CEO and CFO’s title in this filing and in your Form 10-Q for the quarterly period ended March 31, 2006 was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

The inclusion of titles in the Filings was not intended to limit the capacity in which such individuals provided their certifications. The Company will eliminate such title references in its future filings.
* * *
     As you requested, this letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     I believe the foregoing is responsive to your comments. If you should have any questions or further comments, please do not hesitate to call me at (415) 393-8236 or Kimberly Woolley at (415) 393-8225.

Sincerely, /s/ Peter T. Heilmann Peter T. Heilmann

PTH/kw
cc:      Martin A. Kropelnicki